NEWS RELEASE

TSX Trading Symbol: BZA

AMERICAN BONANZA SETTLES FENELON CONTRACTOR LAWSUIT

November 23, 2005 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) is pleased to announce a favorable settlement to a lawsuit filed in December, 2004 by a mining contractor against International Taurus Resources Inc. (“Taurus”). Bonanza merged with Taurus on March 30, 2005. The lawsuit was the result of a disagreement between the mining contractor and Taurus regarding the final payment for mining services rendered during 2004 at Bonanza’s 100 percent owned high grade Fenelon gold project located in northwest Quebec. The mining contractor filed a claim totaling $402,000 against Taurus and its joint venture partner Fairwest Energy Inc. (previously “Fairstar Explorations Inc.”). After extensive negotiations Bonanza settled the lawsuit with a payment of $75,000 which also included the mining contractor transferring ownership of a number of assets currently located at Fenelon to Bonanza.

Drilling is scheduled to commence at Bonanza’s high grade Fenelon gold project soon with the commissioning of two drill rigs. The first phase consists of approximately 10,000 meters of drilling which will be followed by a second phase of similar size for a total of 20,000 meters. Bonanza has selected a drilling company and announcement of it’s mobilization to Fenelon will be forthcoming.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Prefeasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877) 366-4464